BEE MORTGAGE APP, INC.

Financial Statements
Years ended December 31, 2021 and 2020

Bee Mortgage App, Inc.

Table of Contents



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Bee Mortgage App, Inc.

Opinion

We have audited the accompanying financial statements of Bee Mortgage App, Inc., which comprise the balance sheets as of December 31, 2021, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bee Mortgage App, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated revenue from operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Other Matter

The 2020 financial statements of the Company were audited by other auditors, whose report dated April 1, 2021, expressed an unmodified opinion on those statements.

2020 Restatement

As discussed in Note 4 to the financial statements, the Company restated its balance sheet related to the timing of the sale of certain SAFE rights. Our opinion is not modified with respect to this matter.



Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor's Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Pivot CPAs

Ponte Vedra Beach, Florida
March 21, 2022

Bee Mortgage App, Inc.
Balance Sheets

		December 31,		
		2021		2020 as restated

Assets

Cash	$	493,407	$	111,671
Due from Wefunder, net		-		92,675
Prepaid expenses		50,000		8,025
Total current assets	$	543,407	$	212,371

Liabilities and Stockholders' Equity

Accounts payable	$	21,668	$	4,489
Total current liabilities		21,668		4,489
SAFE security agreements		1,686,723		285,522
Total liabilities		1,708,391		290,011

Commitments and contingencies (note 9)

Stockholders Equity:				
Common stock		481		479
Additional paid-in capital		301,449		296,571
Retained earnings (deficit)		(1,466,914)		(374,690)
Total stockholders' equity (deficit)		(1,164,984)		(77,640)
Total liabilities and stockholders' equity	$	543,407	$	212,371

The accompanying notes are an integral part of these financial statements

Bee Mortgage App, Inc.
Statements of Operations

| | Year ended December 31, | |
	2021	2020
Revenues:		
EIDL Grant	$ -	$ 10,000
Subscription revenue (refund)	(2,510)	2,500
	(2,510)	12,500
Operating expenses:		
APP development	351,923	175,626
Salary and personnel expenses	327,539	13,906
Legal and professional fees	165,884	77,451
Advertising and marketing	87,342	76,732
SAFE financing commissions	51,291	23,089
Office supplies	21,974	5,879
IT expenses	18,698	2,142
Travel	16,600	3,044
Rent	10,471	732
Utilities	5,950	4,429
Other expenses	32,042	4,160
Total operating expenses	1,089,714	387,190
Operating loss before income taxes	(1,092,224)	(374,690)
Provision for income taxes	-	-
Net loss	$ (1,092,224)	$ (374,690)

The accompanying notes are an integral part of these financial statements

Bee Mortgage App, Inc.
Statement of Stockholders' Equity (Deficit)

	Common Stock		Additional Paid in	Retained	
	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2020	- $	- $	- $	- $	-
Issuance of common stock	479,299	479	296,571	-	297,050
Net loss	-	-	-	(374,690)	(374,690)
Balance, December 31, 2020	479,299	479	296,571	(374,690)	(77,640)
Reclassification of common stock	(594)	-	-	-	-
Nonemployee equity compensation	1,968	2	4,878	-	4,880
Net loss	-	-	-	(1,092,224)	(1,092,224)
Balance December 31, 2021	480,673 $	481 $	301,449	$ (1,466,914)	$ (1,164,984)

The accompanying notes are an integral part of these financial statements

Bee Mortgage App, Inc.
Statements of Cash Flows

		Year ended December 31,	
		2021	2020 as restated
Cash flows from operating activities:			
Net loss	$	(1,092,224) $	(374,690)
Adjustments to reconcile net loss to net cash used in operating activities:			
Nonemployee equity compensation		4,880	
Decrease (increase) in:			
Receivable from WeFunder		92,675	(92,675)
Prepaid expenses		(41,975)	(8,025)
Increase (decrease) in:			
Accounts payable		17,179	4,489
Net cash used in operating activities		(1,019,465)	(470,901)
Cash flows from financing activities:			
Issuance of common stock		-	297,050
SAFE security funding		1,401,201	285,522
Net cash provided by financing activities		1,401,201	582,572
Net increase in cash		381,736	111,671
Cash at beginning of year		111,671	-
Cash at end of year	$	493,407 $	111,671

The accompanying notes are an integral part of these financial statements

1.   **Organization and Nature of Operations**

Formation and Nature of Operations

Bee Mortgage App, Inc. (the "Company") was incorporated in the State of Delaware on April 29, 2019. The Company is developing and marketing mortgage application software.

As of December 31 2021, the Company has not yet fully commenced planned principal operations. The Company's activities since inception have consisted of formation, capital raising, and development activities. The Company produced a Minimal Viable Product ("MVP") by launching the Android APP in May 2020 and the iOS (Apple) version in September 2020.

2.   **Liquidation and Going Concern**

The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The Company's financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue its operating activities.

Management plans to continue as a going concern but believes conditions and current available resources raise substantial doubt about the entity's ability to continue as a going concern and to meet its obligations as they become due over the next 12 months. The Company plans to raise capital to fund operations through crowdfunding, existing shareholders, or debt financing until it is fully operational, however there can be no assurance that the Company will be able to raise additional funds, or raise them on acceptable terms. If the Company is unable to obtain financing on acceptable terms, it may be unable to execute its plans to fully develop its product line and to continue as a going concern.

3.   **Summary of Significant Accounting Policies**

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

Cash

The Company considers all bank deposits and highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

3.   **Summary of Significant Accounting Policies (Continued)**

Due From Wefunder, Net

Amounts due from Wefunder represent investor purchases of SAFE rights through the Wefunder portal that have not been paid to the Company as of December 31, 2020 (see Note 8). Amounts due from Wefunder at December 31, 2020 are presented net of commissions payable to Wefunder of $6,439.

APP Development Costs

The Company capitalizes certain software development costs during the development stage once product feasibility is determined. Capitalization ceases when the software is available for general release to customers. Costs incurred prior to meeting feasibility are expensed as incurred.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred. Advertising and marketing expense totaled $87,342 and $76,732 for the years ended December 31, 2021 and 2020, respectively.

Equity-Based Compensation

The Company accounts for equity-based employee compensation in accordance with ASC 718 *Compensation-Stock Compensation* which requires measurement of the grant-date value at fair value of the awards. The Company has elected to use the intrinsic value method to measure stock options granted during 2021 and to recognize forfeitures as they occur. The intrinsic value method may be used if the fair value of an equity instrument, such as a stock option, cannot be reasonably estimated at the grant date. Stock options initially measured using the intrinsic value method will continue to be measured using the intrinsic value method at each reporting date through the date of exercise or other settlement. The final measure of compensation cost for these stock options will be the intrinsic value of the instrument at the date it is settled. Compensation cost for each period until settlement is based on the change in the intrinsic value of the stock options in each reporting period.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740-10, *Income Taxes*, which requires the use of the asset and liability method in accounting for income taxes. Under ASC 740-10, deferred tax assets and liabilities are measured based on differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company analyzes whether it is more likely than not that deferred tax assets will be realizable. Based on this analysis, the Company establishes a valuation allowance for amounts that are not more-likely-than-not to be realized.

Management has reviewed and evaluated the relevant technical merits of its tax positions for accounting for uncertainty in income taxes and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company. The Company files a tax return in the United States federal jurisdiction. The Company is not subject to income tax examinations by tax authorities for tax years before 2019.

3. **Summary of Significant Accounting Policies (Continued)**

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences could be material to the financial position and results of operations.

Recently Issued Accounting Standards - Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02 *Leases (Topic 842).* The amendment requires lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to clarify the amount, timing, and uncertainty of cash flows arising from leases. The new standard is effective for the Company's 2022 financial statements. The Company is currently assessing the impact that this standard may have on its financial statements.

In June 2016, the FASB issued ASU 2016-13– *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"), which requires measurement and recognition of expected versus incurred credit losses for financial assets held. ASU 2016-13 is effective for the Company's 2023 financial statements. The Company is currently evaluating the impact that ASU 2016-13 may have on its financial statements.

4. **Restatement**

During 2021, the Company determined it did not properly record the investment in SAFE rights in the amount of $92,675 which occurred during 2020. The correction of this error was to increase the net amount due from Wefunder and to increase the liability related to investments in SAFE rights as of December 31, 2020.

5. **Income Taxes**

The Company has deferred tax assets related primarily to net operating loss carryforwards ("NOLs") of approximately $1.5 million and $375,000 at December 31, 2021 and 2020, respectively. The Company has recorded a full valuation allowance for its deferred tax assets of approximately $318,000 and $79,000 at December 31, 2021 and 2020, respectively, at the federal income tax rate of 21%.

6. Common Stock

The Company has one class of common stock, the holders of which are entitled to one vote per share of common stock. The Company is authorized to issue up to 1,000,000 shares of common stock with a par value of $0.001 per share. As of December 31, 2021 and 2020, the Company had issued and outstanding 480,673 and 479,299 shares of common stock, respectively.

7. Equity Based Compensation

Effective November 3, 2021, the Company entered into a subscription agreement with a non-employee whereby the Company issued 1,968 shares of its common stock in full payment of services provided by the contractor during the year ended December 31, 2021. The Company recorded professional fee expense of $4,880 related to this agreement.

Effective October 4, 2021, the Company adopted the Bee Mortgage App, Inc. 2021 Equity Incentive Plan (the "Incentive Plan") a non-qualified stock option plan, to provide equity-based compensation and to attract and retain key employees and promote the success of the Company. The Company establishes the terms and conditions of each award granted pursuant to the Incentive Plan. Options generally vest over a four-year period from the date of grant and expire after ten years from the date of grant. The Company has allocated 150,000 shares of its common stock for the grant of awards under the Incentive Plan.

The following tables summarize outstanding options issued under the Incentive Plan at December 31, 2021.

	2021	
	Options	Weighted Average Exercise Price
Options at beginning of year	-	
Granted	15,102	$ 6.25
Forfeited	-	-
Outstanding at end of year	15,102	$ 6.25
Grants exercisable at year end	-	$ -

The Company recorded no compensation expense related to stock options granted during the year ended December 31, 2021.

8. SAFE Security Agreements

During the year ended December 31, 2020, the Company undertook an offering of SAFE (Simple Agreement of Future Equity) rights pursuant to a Regulation Crowdfunding offering. The SAFE rights terminate upon the earliest of (i) an equity financing of the Company or (ii) a liquidity or dissolution event. Upon liquidation or dissolution, all or a portion of the purchase amount of the SAFE rights will be payable to the SAFE investors. In the event of an equity financing the conversion price of the SAFE rights to shares of preferred stock shall be equal to a price per share equal to $15 million divided by the total Company capitalization, or a price per share equal to 80% of the price per share of the preferred stock issued in the equity financing, whichever results in the greater number of preferred shares to the SAFE investor.

8.   SAFE Security Agreements (Continued)

Effective November 18, 2020, the Company entered into an agreement with Wefunder Portal, LLC ("Wefunder") whereby the Company agreed to sell SAFE rights to eligible investors through a funding portal operated by Wefunder.   The Company's agreement with Wefunder expired September 30, 2021.   Under this agreement the Company had no obligation to sell SAFE rights unless a minimum of $50,000 was raised through Wefunder and was not required to sell SAFE rights in excess of $769,000.   In addition, the Company was required to pay a commission to Wefunder equal to 7.5% of the amount raised per investor through the SAFE financing on the Wefunder portal, except for individual investments in excess of $25,988.   During the years ended December 31, 2021 and 2020, the Company raised funds of $892,200 and $285,522, respectively, from the Wefunder SAFE financing.   The Company paid commissions to Wefunder of $51,291 and $23,089 for the years ended December 31, 2021 and 2020, respectively.

Subsequent to the completion of the Wefunder agreement, the Company entered into SAFE Agreements directly with individuals in an aggregate amount of $509,001.

9.   Commitments and Contingencies

The Company entered into a lease agreement, commencing September 3, 2021, for office space in Ponte Vedra Beach, Florida.   The lease term is one year with options to renew annually.   Lease payments are approximately $1,900 per month with a three percent escalation upon renewal.

10.   Subsequent Events

Events occurring after December 31, 2021, have been evaluated for possible adjustments to the financial statements or disclosures through March 21, 2022, which is the date the financial statements were available to be issued.

During March 2022, the Company successfully closed its first mortgage loan through the mobile APP.